As filed with the Securities and Exchange Commission on  October 14, 2005.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ROYAL DUTCH SHELL PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts representing Class A ordinary shares of Royal Dutch Shell plc	2,000,000,000 American Depositary Shares	$5.00	$100,000,000	$11,770

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EMM-807607_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-807607_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 19, 21 and 24

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Statement that Royal Dutch Shell plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depository Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2005 among Royal Dutch Shell plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Royal Dutch Shell plc dated ______, 2005 relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –   Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 13, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Class A ordinary shares of Royal Dutch Shell plc.

By:

The Bank of New York,

As Depositary

By:

/s/ Allen Murray

       Allen Murray

       Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Royal Dutch Shell plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in London, on October 13, 2005.

ROYAL DUTCH SHELL PLC

By:   /s/ Peter Voser
Name:  Peter Voser

Title:    Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Peter Voser and Rob Routs, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name

Title

Date

_____________________________

Chairman of the Board

Aad Jacobs

of Directors

/s/ Lord Kerr of Kinlochard

Deputy Chairman of the Board

October 13, 2005

Lord Kerr of Kinlochard

/s/ Jeroen van der Veer

Chief Executive

October 13, 2005

Jeroen van der Veer

(principal executive officer)

/s/ Peter Voser

Chief Financial Officer (principal

October 13, 2005

Peter Voser

financial and accounting officer)

/s/ Malcolm Brinded

Executive Director, Exploration

October 13, 2005

Malcolm Brinded

and Production

/s/ Linda Cook

Executive Director,

October 13, 2005

Linda Cook

Gas and Power

/s/ Rob Routs

Executive Director, Oil Products

October 13, 2005

Rob Routs

and Chemicals

/s/ Maarten van den Bergh

Director

October 13, 2005

Maarten van den Bergh

_____________________________

Director

Sir Peter Burt

/s/ Mary (Nina) Henderson

Director

October 13, 2005

Mary (Nina) Henderson

_____________________________

Director

Sir Peter Job

/s/ Wim Kok

Director

October 13, 2005

Wim Kok

/s/ Jonkheer Aarnout Loudon

Director

October 13, 2005

Jonkheer Aarnout Loudon

_____________________________

Director

Christine Morin-Postel

/s/ Lawrence Ricciardi

Director

October 13, 2005

Lawrence Ricciardi

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SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Royal Dutch Shell plc, has signed this Registration Statement or amendment thereto in Newark, Delaware on October 13, 2005.

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By: /s/ Gregory F. Lavelle

       Name:  Gregory F. Lavelle

       Title:  Managing Director

- # -

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2005, among Royal Dutch Shell plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of letter from The Bank of New York to Royal Dutch Shell plc dated ______, 2005 relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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